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June 30, 2006

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co.
<u>Rule 12g3-2(b) File No. 82-3326</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find two English version press releases issued by the Company between May 15, 2006 and May 19, 2006. The Company has also issued nine press releases in Japanese between May 16, 2006 and June 14, 2006. No English versions or translations have been prepared for these nine press releases. We have therefore prepared English summaries to these Japanese language press releases below:

- Press release, dated May 16, 2006, regarding the Company's launch of "In vitro Pin-point Fluorescence Labeling Kit 543", the world fastest reagent kit, which enables unimolecular fluorescence labeling to specific areas of protein, on May 17, 2006.

- Press release, dated May 17, 2006, regarding the Company's launch of "OV100", a somatoscopy system for small animals, which was designed for an elucidation of mechanism of incidence and spread of cancer as well as drug efficacy, on May 17, 2006.

7/3

- Press release, dated May 19, 2006, regarding the Company's commencement of a special-order sale of "LUMINOVIEW (LV100)", a sensitive emission imaging system, which creates a picture of weak light radiated from individual living cell, on May 22, 2006.

- Press release, dated May 23, 2006, regarding Olympus Imaging Corp.'s launch of a campaign for "Miracle μ", a "μ" series digital camera, from June 1, 2006 to August 13, 2006.

- Press release, dated May 25, 2006, regarding Olympus Imaging Corp.'s launch of a campaign for its digital single-lens reflex cameras with interchangeable lenses, from June 1, 2006 to August 20, 2006.

- Press release, dated May 25, 2006, regarding Olympus Imaging Corp.'s support, as a special support company, for a "Family Day" event on the fourth Sunday in July 2006, which has been started in 2003 as a social action by Bruce Osborne, a photographer.

- Press release, dated June 8, 2006, regarding Olympus Medical Systems Corp.'s launch of "EVIS LUCERA bronchial video scope OLYMPUS BF TYPE F260", which enables fluorescence observation, on June 22, 2006.

- Press release, dated June 13, 2006, regarding the Company's launch of "olio", a contents fused entertainment website (URL: http://www.olio-life.jp), as its new contents business centered on images and integrated with photography and music, from mid-July, 2006.

- Press release, dated June 14, 2006, regarding Olympus Imaging Corp.'s launch of "Voice-Trek G-10", a small IC recorder, with useful functions for language study, on July 6, 2006.

On June 14, 2006, the Company distributed to its shareholders a Convocation Notice for its 138th Ordinary General Meeting of Shareholders scheduled on June 29, 2006. No English translation or version has been prepared. We have therefore prepared an English summary below:

I. Details of the 138th Ordinary General Meeting of Shareholders, including the time, date, location, and brief descriptions of agenda to be voted on

II. Business Report for the fiscal year ended March 31, 2006

III. Description of the Company and its corporate group

IV. Financial statements, including consolidated/unconsolidated balance sheets and statements of income

V. Reference data

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,

Masahisa Ikeda / MiS

Masahisa Ikeda

Enclosure
MI/ms

Attachment 1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

May 15, 2006
Revised May 16, 2006

EVIS LUCERA SPECTRUM is launched, endoscopic video imaging system for observation using specific light spectra

Olympus Medical Systems Corp. (President: Haruhito Morishima) is pleased to announce the launch of the EVIS LUCERA SPECTRUM endoscopic video imaging system. Aiming to assist the early detection of minute lesions such as cancer and preoperative accurate diagnosis of diseased areas, this new system delivers enhanced images of characteristic changes of lesions - capillary vessels in the mucosal surface, and slight thickening of the mucosa as well as vessels deep in the mucosa - by controlling the wavelength of light used. LUCERA SPECTRUM will be available in Japan from June 10, and Olympus plans to roll it out overseas (U.K., China, South Korea, Taiwan, Singapore, and elsewhere) in due course.
The system incorporates three imaging functions using specific light spectra addition to normal light imaging with High-resolution HDTV. The three types of imaging are: Narrow Band Imaging (NBI) for enhancing capillary vessels in the mucosal surface and minute mucosal texture, Auto Fluorescence Imaging (AFI) for enhancing tumorous lesions and normal mucosa in different colors, and Infra Red Imaging (IRI) for enhancing vessels deep in the mucosa and information about the blood flow through them. NBI can be used simply by connecting it to an existing Olympus videoscope*1, while AFI and IRI will require a dedicated videoscope*2 (marketing approval application under review in Japan).

*1 For optimal performance of NBI, use of a high-resolution [0]videoscope is recommended.
*2 Olympus aims to launch AFI videoscopes designed for the upper and lower gastrointestinal tract and bronchi, and IRI videoscope designed for the upper gastrointestinal tract (for the Japanese market only) within this fiscal year.

LUCERA SPECTRUM will be exhibited at the upcoming 71st Congress of Japan Gastroenterological Endoscopy Society (President: Professor Michio Kaminishi, Department of Gastrointestinal Surgery, Graduate School of Medicine, University of Tokyo), which will be held at the Keio Plaza Hotel (Shinjuku-ku, Tokyo) from May 14 to 16.

•Summary of Product Launch

System Name	Retail Price in Japan (incl. tax)	Product Launch	Target Sales (Japan)
EVIS LUCERA SPECTRUM Endoscopic Video Imaging System *3	4,620,000 yen	June 10, 2006	1,200 units/year

*3 Comprised of Video System Center and Xenon Light Source (other videoscopes and peripherals are not included).



EVIS LUCERA SPECTRUM
Endoscopic Video Imaging System

● Background of product launch

In recent years in Japan, in parallel with aging of the population, mortality from cancer is tending to increase, particularly due to colon and rectal cancers. In contrast, the mortality rate of gastric cancer is decreasing, thanks to advances in medical technologies including the development of endoscopes and early diagnosis and treatment. According to the Survey of Medical Care Activities in Public Health Insurance in fiscal 2004 published by the Ministry of Health, Labour, and Welfare, the number of endoscopic examinations of the stomach and duodenum increased by 16% and that of colon (ascending colon and appendix) by 46% from fiscal 2000, so the use of endoscopes is expected to continue to spread as essential diagnostic and therapeutic instruments for screening (for detecting pathological changes), precise examination, and treatment of gastrointestinal diseases. Furthermore, following the revision of medical treatment fees in fiscal 2006, Endoscopic Submucosal Dissection of early-stage malignant tumors, which involves extensive endoscopic dissection of the lesion, became covered by medical insurance. This requires a next-generation endoscope allowing more precise diagnosis, and preoperative confirmation of the lesion areas and area to be dissected in particular.

Olympus has therefore developed LUCERA SPECTRUM, aiming to assist the early detection of minute lesions such as cancer and preoperative accurate diagnosis of diseased areas. To help physicians make precise and accurate diagnoses, Olympus has been developing a number of image processing techniques including the HDTV-Compatible Endoscope launched in 2002, adaptive IHb color enhancement[*4], and structure enhancement[*5], and these have built up a high reputation in the market. Based on our know-how in observing the mucosal surface under normal light by using image processing techniques, we have successfully developed a new diagnostic tool: an endoscope that optically depicts enhanced images of characteristic lesions in the superficial and deep layers of the mucosa by using specific light spectra for imaging. The new LUCERA SPECTRUM enables Olympus to support the full range of endoscopic procedure from screening to precise examination, thus helping to improve patients' QOL. Olympus aims to make imaging using specific light spectra as the de facto standard for next-generation endoscopic systems.

*4 IHb is an acronym for "Index of Hemoglobin" and is a measure of hemoglobin concentration. The adaptive IHb color enhancement function works by calculating the average hemoglobin concentration of the tissue and then displaying those areas with higher-than-average IHb values by using more red, and areas with lower-than-average IHb values with more white. This function is useful because current medical opinion is that tissue lesions tend to be tinged red due to the higher rate of blood flow resulting from heightened cell activity in affected areas.
*5 The adaptive structure enhancement function uses electronic processing to enhance the detail and texture of the image by exaggerating the appearance and contours of tissue surfaces.

●Main features

< Supports the early detection of minute lesions by three types of special illumination imaging, and supports endoscopic treatment and preoperative diagnosis for surgical treatment>

LUCERA SPECTRUM offers three types of special illumination imaging (Narrow Band Imaging, Auto Fluorescence Imaging, and Infra Red Imaging) to display enhanced images of characteristic changes of lesions – including capillary vessels in the mucosal surface, a slight thickening of the mucosa, and veins deep in the mucosa – by controlling the light wavelength. The viewing mode can be switched from normal light imaging to specific light imaging at the touch of a front panel for rapid, simple examination, placing less stress on both the physician and patient.

1. Narrow Band Imaging= NBI

NBI displays enhanced images of capillaries in the mucosal surface and detailed mucosal texture by irradiating two narrow wave bands (390–445 nm/530–550 nm) which are strongly absorbed by circulating hemoglobin. If signal processing is performed using a pseudo-narrow band image, the state of mucosa tissues and observation conditions influence the results and good effects cannot be obtained. However, with NBI, the wavelength of the irradiating light itself is altered, and capillaries in the mucosal surface and detailed mucosal texture can thus be processed effectively and stably. NBI is compatible with existing Olympus videoscopes.



· **<u>Potential applications</u>**

NBI has been investigated in examinations of the hypopharynx, esophagus, colon, stomach and various other areas, and many papers on its applications have been published in journals and scientific meetings.

Areas of application	Potential applications
Hypopharynx, esophagus	Identification of lesion area and benign/malignant diagnosis in hypopharynx cancer, early-stage esophageal cancer, Barrett's esophagus*6

Colon	Detection of minute polyps, malignancy diagnosis through pit pattern (gland duct structure) observation by combination with close-up/magnifying observation
Stomach	Diagnosis of histological type of cancer

*6 Abnormal change in the esophageal lining to the columnar cell type normally found in the stomach lining as a result of inflammation of the esophageal lining caused by chronic gastric acid reflux.



Colon adenoma imaging under normal light



Colon adenoma imaging by NBI



Colon adenoma imaging by NBI combined with magnifying function

(Pictures by Dr. Yasushi Sano, Division of Digestive Endoscopy and Gastrointestinal Oncology, National Cancer Center, East Hospital)

2. Auto Fluorescence Imaging = AFI

AFI is a technology to display enhanced images of tumorous and normal mucosa with a different color by irradiating excitation light (390–470 nm) to observe auto fluorescence emitted from fluorescent substances such as collagen and light of wavelength 540–560 nm that is absorbed by circulating hemoglobin. Auto fluorescence is an extremely weak light that conventional CCDs can barely detect, and so optical fiberscopes have typically been used for observation. Combined with a dedicated videoscope (marketing approval application under review in Japan) incorporating a high-sensitivity CCD that Olympus aims to launch within this fiscal year, even finer imaging quality will become possible.


Normal region
Excitation light
Auto fluorescence
Diseased region
Excitation light
Auto fluorescence

· **Potential applications**

AFI has been investigated in examinations of the bronchi, esophagus, stomach, colon and various other areas, and many papers on its applications have been published in journals and scientific meetings.

Areas of application	Potential applications
Bronchi	Detection of squamous cell cancer and premalignant lesion
Esophagus	Detection of early-stage esophageal cancer and premalignant lesion in Barrett's esophagus
Stomach	Detection of accessory lesions[*7] in gastric cancer, diagnosis of dissemination of the lesion
Colon	Identification of tumorous lesions in the colon

*7 In gastric cancer the incidence of simultaneous multiple cancer is thought to be about 10% in the perigastric region.

3. **Infra Red Imaging = IRI**

IRI is a technology to display enhanced images of the vessels deep in the mucosa and information about the blood flow through them which is difficult to recognize with the human eye, by irradiating light in two infra-red wave bands (790–820 nm/905–970 nm) following intravenous injection of ICG (indocyanine green)[*8] which strongly absorbs the infra-red light. IRI is made possible by combining with the dedicated videoscope (marketing approval application under review in Japan) that Olympus aims to launch within this fiscal year.

*8 Color pigment that binds to blood proteins and is mainly used in liver function tests.


Infra-red light a
Infra-red light b
Reflection

· **Potential applications**

IRI has been investigated in examinations of the stomach, esophagus areas, and many papers on its applications have been published in journals and scientific meetings.

Areas of application	Potential applications
Stomach	Diagnosis of cancer depth and assessment for therapeutic measures. Differential diagnosis between cancer and adenoma (precancerous lesions). Foreseeing the volume of hemorrhage and measures for arresting hemorrhage following ESD (endoscopic submucosal dissection)
Esophagus	During esophageal variceal sclerotherapy, observing directly and dynamically/statically the distribution of curative agent over the esophagus and gastric lining

- **Main Specifications**

[EVIS LUCERA VIDEO SYSTEM CENTER OLYMPUS CV-260SL]

External dimensions	382 (W) × 78 (H) × 498 (D) mm
Weight	9.4kg
Power consumption	150VA
Video signal output	HDTV (RGB: 1 or YPrPb: 1), SDTV (RGB: 3, Y/C: 2, NTSC: 2)
Main functions	Observation using specific light (Narrow Band Imaging: NBI, Auto Fluorescence Imaging: AFI, and Infra Red Imaging: IRI), HDTV output, adaptive IHb color enhancement, IHb pseudo-color display, structure enhancement, electronic zoom, color drift correction for live images, flash release, automatic iris control, pre-freeze image capture, automatic white balance

[EVIS LUCERA XENON LIGHT SOURCE OLYMPUS CLV-260SL]

External dimensions	381 (W) × 162 (H) × 536 (D) mm
Weight	16kg
Power consumption	500VA
Lamp	Xenon 300W
Main functions	Observation using specific light (Narrow Band Imaging: NBI, Auto Fluorescence Imaging: AFI, and Infra Red Imaging: IRI), automatic 8-level automatic brightness control, adjustable aeration (high/medium/low settings), emergency lamp cut-ff

Change Tracking

1) Modification Date: May 16, 2006

Modified Section: Page1 Summary of Product Launch

Reasons for Modification: clerical error

Modification: Product Name → System Name

2) Modification Date: May 16, 2006

Modified Section: Page6 Main Specifications

Reasons for Modification: clerical error

Modification: CV-260SL EVIS LUCERA SPECTRUM Video System Center

→ EVIS LUCERA VIDEO SYSTEM CENTER OLYMPUS CV-260SL

CLV-260SL EVIS LUCERA SPECTRUM Xenon Light Source

→ EVIS LUCERA XENON LIGHT SOURCE OLYMPUS CLV-260SL

Attachment 2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

May 19th 2006

Olympus Special Advisor Masatoshi Kishimoto Receives High Honor in Germany

Olympus Corporation (President: Tsuyoshi Kikukawa) is proud to announce that its Special Advisor Masatoshi Kishimoto has been awarded The Commander's Cross of the Order of Merit by the Federal Republic of Germany.

This honor was instituted in 1951 and is awarded by the Federal Republic of Germany in recognition of significant contributions to the nation in any field. Mr. Kishimoto received the award for his role in the development of Olympus Europe (Hamburg, Germany), a subsidiary of Olympus Corporation, as the Olympus Group's center for Europe, and for his contributions to the creation of employment, the establishment of the Olympus Europe Life Science Foundation, and the expansion of research cooperation between Japan and Germany.

Please address all inquiries to the following

Ayako Nagami,
PR & IR Department, Olympus Corporation
TEL 03-3340-2052 (direct line) FAX 03-3340-2130
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku Tokyo 163-0914
URL http://www.olympus.co.jp/